technology entertainment recreati

Back To Space

Igniting Passion in STEM with Award-Winning Producers & a Living Legend team

BACKTOSPACE.COM DALLAS TEXAS



Back To Space
1. Extraordinary Team
2. Significant Impact
3. Tenacious Multi-Faceted Business Model



As a serial entrepreneur, I can attest to the fact that fewer and fewer American kids are becoming engineers. The result: Our corporations are struggling to find engineers to fill slots. Or impact will fix this problem. Back To Space has two objectives: 1,) make money, and 2.) create a game-changing impact.

Michael Gorton CEO and co-founder @ Back To Space

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Why you may want to support us...

1. Our Team is the Best - We've collectively founded 31 companies, creating over $6B in wealth.
2. Our Producers are the Best - with 14 Primetime Emmy Awards between our 2 producers— including Amazing Race and Apollo 13.
3. Our Science advisors are the Best - with 3 Apollo astronauts as advisors. No one has that!
4. Our Business Advisors are the Best - with a broad cross section of sectors from the highest pinnacles of business.
5. While producing value for stakeholders, we will change the world, and mostly, have fun.
6. Our digital media strategy and platform is the Best - and has surpassed 260,000 views in the first 7 weeks.
7. The Back To Space impact is essential for corporations hiring engineers and scientists in the US.
8. We have three lead investors who each invested $125,000 or more

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Michael Gorton
CEO and co-founder
I am a 12 time serial entrepreneur most significantly NYSE: Teladoc, a best selling author and a serial adventurer, with degrees in physics, engineering and Law. Success comes from surrounding yourself, and listening to smart, successful individuals.



Danielle Dallas Roosa
Founder
Danielle is a former NASA intern, grand daughter of Apollo 14 Command Module Pilot: Stuart Roosa, and creator of the Space News Flash, which BTS now publishes weekly. In the first 8 weeks, the series has grown to over 250,000 views.

Downloads

BTSOneSheet-cf.pdf
BTS-Investor-CF-2.pdf

The Story of Back To Space

Danielle Dallas Roosa, grand daughter of Apollo 14 command module pilot Stuart Roosa came up with the concept three years ago. The goal then, and still is to have a **for-profit** platform that entertains and inspires a broad interest in space, engineering and science. People think there is a lot of that, but unfortunately, the trend shows just the opposite. The US is quickly falling behind the world in production of engineers. Our country's strength is the technology we produce, and now, we cannot find young talent to fill the job requirements.



Countries with the most STEM Grads
JAPAN 195
INDONESIA 210
IRAN 350
USA 580
RUSSIA 585
INDIA 2,600
CHINA 4,700
Grads x 1000
1,000 2,000 3,000 4,000 5,000
Forbes
statista
Source: World Economic Forum

Danielle reached out to serial entrepreneur: Michael Gorton

In the summer of 2017 Michael Gorton began looking at the concept. As a serial entrepreneur who has built significant companies, he agreed to join the team under the following two conditions: 1.) He must be allowed to create a business model capable of creating significant shareholder value, and 2.) The end result of the company must have a significant impact.



Back To Space does both

We created the Group One Ambassador concept in 2018

In the summer of 2018, the company was ready to begin operations. We signed up three Apollo astronauts: Walt Cunningham - Apollo 7, Al Worden - Apollo 15, and Charlie Duke - Apollo 16. They agreed to work with 25 high school aged kids focused on "Exponential STEM." The kids had to be smart in STEM curricula, but they also had to be diversified in their interests AND great communicators. Their job is to inspire kids their age through the concept: *If you can see one, you can be one.* The Group One Ambassadors have done several interviews of prominent people in space, including NASA Administrator Jim Bridenstine, Apollo 16 Lunar Module Pilot Charlie Duke, Apollo 8 and 13 astronaut Jim Lovell, NASA mission patch designer Tim Gagnon and several more.



Giant Lunar Map

In a few months, we will begin construction of a Guinness Book of World Records - scale map of the Moon. It will in fact, be the largest map on the planet. Like everything else, the Giant Lunar Map will inspire, and generate income for our stakeholders.Scale of 1 foot to 14 miles. 160-foot diameter, 20,000 square ft will be poured in reinforced concrete lasting for hundreds of years. Visitors will be able to walk on it and explore the features and surface. Embedded in the Moon, using GPS positioning, will be Augmented reality (software) that will be regularly updated so visitors can explore landing sites and see what the Moon really looks like from where they are standing. Lunar rover competitions for schools around the world. LED lighting will be installed to give us the ability to host Blue Moon, Harvest Moon, eclipses with Blood Red Moon and other Lunar festivals. Lunar rover competitions will be hosted for schools around the world. Students will navigate obstacle course from their home school room. Back To Space will sponsor regular rocket launch and landing competitions on the Giant Lunar Map.



Apollo 17
Sea of Tranquility
Sea of Serenity
Apollo 11
Apollo 15
Sea of Rains
Copernicus
Apollo 12
Apollo 14
Sea of Clouds
Tycho
Ocean of Storms
6'
160'

We researched and found the best TV producers

Clearly, the best known and loved space movie is Apollo 13. Christopher Cowen was one of the young researchers on Apollo 13, who went on to produce Magnificent Desolation (IMax), From Earth to the Moon (HBO miniseries) and several other award winning programs. Chris brought in Hayma Washington, former chairman of the Television Academy, and executive producer of The Amazing Race. We have worked with these two giants to create a TV show that we are now taking to the major networks. Our current goal is to select a TV network for the program in mid 2020.

Seven weeks ago we launched our Digital Platform

As of November 1, 2019, we are in the 7th week of a YouTube series called **Space News Flash**, which we have been releasing every Monday morning. In the 7 weeks, we have had over 260,000 views, and at the current rate will pass the One Million mark mid 2020. We recognize how competitive this sector is, but we also know how to create good content that is entertaining and consistent. We have managed to develop collaborations wand partnerships with Aviation Daily, SpaceFund, Universe Today and a few others. Growth through marketing and collaborations is our primary goal over the coming year.



Views for Space News Flash
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
Reddit
Aviation Daily
Universe Today
Week 1 Week 2 Week 3 Week 4 Week 5 Week 6 Week 7

Investor Q&A

– COLLAPSE ALL

What does your company do?

Our goal is to continue the path to become the Best, most inspirational media company, to create stakeholder value while we inspire the world. In traditional media, Back To Space is working with two of the most accomplished producers in Hollywood to create a new TV show. Both the digital and traditional media channels have two goals: 1.) Create revenue and stakeholder value, and 2.} Have an impact that inspires interest in science, engineering and space.

Where will your company be in 5 years?

Profitable AND Top 10 digital influencer online. Number one reality TV show. Inspiring students and adults to love science and engineering.

Why did you choose this idea?

As a serial entrepreneur, I can attest to the fact that fewer and fewer American kids are becoming engineers. The result: Our corporations are struggling to find engineers to fill slots. Or impact will fix this problem. Back To Space has two objectives: 1,) make money, and 2.) create a game-changing impact.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Twenty-five years ago, we produced more scientists and engineers than any country. Now we are in an anemic 4th place and slipping into 5th. Kids would rather be movie stars, or sit at home playing games.
At Back To Space, we will fix that.
As I often say:
Most people are destined for greatness, but their spark is never lit.
...Our job is to light it.

How far along are you? What's your biggest obstacle?

The foundation is built and the launch of our digital media is underway.
We have 3 Apollo astronauts, and several Advisers who read like a "Who's Who."
Our digital media platform has surpassed 260,000 views.
We have executed a contract with two of the most prominent producers in Hollywood to create our show.
We have designed and are prepared to build a 20,000 square foot map of the Moon that people can walk on and explore.

Now, our objective is to raise a small amount of capital to implement.

Who competes with you? What do you understand that they don't?

We have a fairly unique approach to media combined with science and engineering. In reality, it is our intention to collaborate with most of the media influencers that might be considered competition. We have already successfully begun that process. STEM has become a four letter word to high school kids. We are focused on adventure, excitement

and the ability to change the world.

How will you make money?

Digital media: YouTube, special events, merchandise sales, sponsorship, advertising and podcasts. The larger digital media entities like Dude Perfect, are making over $100 million per year.

Traditional media: Our two producers have a combined 14 Prime time Emmy Awards, including Amazing Race and Apollo 13. The TV show will be like Amazing Race, but will blow the doors off anything ever done before. Amazing Race has become a billion dollar franchise.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We must continue to grow, then monetize our digital strategy. It is a very tough and crowded environment.

Thus far, we have grown through collaboration and partnerships. We must continue to find new partners. This will become more and more difficult as we grow.

We must convince a major TV network to purchase our show, and that show has to be good enough to be renewed year after year.

We must find a way, other than cash flows to produce a liquidity event for our stakeholders.